Filed by Three Rivers Bancorp, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                     Subject Company: Three Rivers Bancorp, Inc.
                                                   Commission File No. 000-29083

                               Date: July 10, 2002

The following press release was issued by Three Rivers Bancorp, Inc. on July 10, 2002:

MONROEVILLE,  Pennsylvania, July 10, 2002 -- Three Rivers Bancorp, Inc. (Nasdaq:
TRBC) announces that it has established the record date for a special meeting of its shareholders to consider and vote on a proposal to approve the Agreement and Plan of Merger dated May 7, 2002 between Three Rivers Bancorp and Sky Financial Group, Inc. (Nasdaq: SKYF), pursuant to which Three Rivers Bancorp will merge with and into Sky Financial. Three Rivers Bancorp shareholders of record at the close of business on Friday, July 19, 2002 will be entitled to receive notice of and vote at the special meeting, which has been scheduled for September 12, 2002 at the Radisson Hotel, Pittsburgh.

Three Rivers Bancorp is the bank holding company for Three Rivers Bank and Trust Company, which operates through 25 locations in Allegheny, Washington, and Westmoreland Counties in western Pennsylvania. Three Rivers Bank also operates 25 ATMs that are affiliated with a regional and national ATM network.

                             Additional Information

Sky Financial Group, Inc. ("Sky") has filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus relating to the special meeting of shareholders of Three Rivers Bancorp, Inc. ("Three Rivers") at which the proposed transaction will be considered and voted on by the shareholders, as well as other relevant documents concerning the proposed transaction. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information on the proposed transaction. Investors may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Sky and Three Rivers with respect to the proposed transaction may be obtained free of charge by requesting them in writing from Sky Financial Group, Inc., 221 South Church Street, Bowling Green, Ohio 43402, Attention: W. Granger Souder, Jr., Corporate Secretary (tel.: (419) 327-6300), or Three Rivers Bancorp, Inc., 2681 Mosside Boulevard, Monroeville, Pennsylvania 15146, Attention: Donna L. Kustra, Corporate Secretary, (tel.:
(412) 666-8063). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

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Three  Rivers  and its  directors  and  executive  officers  may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the proposed transaction. Information about such directors and executive officers and their ownership of Three Rivers stock is set forth in the proxy statement for Three Rivers' 2002 annual meeting of shareholders filed with the SEC on March 15, 2002 and in the proxy statement/prospectus to be mailed to Three Rivers shareholders.

Except for the historical and present factual information contained herein, the matters set forth in this filing, including, without limitation, statements as to the future financial and operating results, benefits and synergies of the proposed transaction, accounting treatment of the proposed transaction, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "believes," "expects," "projects," "plans," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private
Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties including, but not limited to, costs, delays, and any other difficulties related to the proposed transaction, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in Three Rivers' reports filed with the SEC. Three Rivers undertakes no obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.